UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended February 28, 2011
Commission file number 1- 12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐            No ☑

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY CORPORATION
REPORTS FOURTH QUARTER AND ANNUAL RESULTS

Highlights
•	Fourth quarter 2010 cash flow from vessel operations of $157.3 million, up 22 percent from the same period of the prior year.

•
Fourth quarter 2010 adjusted net loss attributable to stockholders of Teekay of $37.8 million, or $0.51 per share (excluding specific items which increased GAAP net income by $123.7 million, or $1.67 per share).

•	Completed $520 million of asset sales to Teekay Offshore and Teekay Tankers during the fourth quarter.

•	In January 2011, offered to sell remaining 49 percent interest in Teekay Offshore Operating L.P. (OPCO) to Teekay Offshore.

•	Further reduced Teekay Parent’s net debt to $338 million as at December 31, 2010.

•	Total consolidated liquidity of $2.4 billion as at December 31, 2010.

•	As at February 23, 2011, 1.36 million ($44 million) of Teekay Corporation shares repurchased under existing $200 million authorization.
Hamilton, Bermuda, February 24, 2011 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $37.8 million, or $0.51 per share, for the quarter ended December 31, 2010, compared to an adjusted net loss of $33.3 million, or $0.45 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net income by $123.7 million (or $1.67 per share) for the three months ended December 31, 2010 and increasing GAAP net income by $63.1 million (or $0.85 per share) for the three months ended December 31, 2009, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net income attributable to the stockholders of Teekay of $85.9 million, or $1.16 per share, for the quarter ended December 31, 2010, compared to net income attributable to the stockholders of Teekay of $29.8 million, or $0.40 per share, for the same period of the prior year. Net revenues(2) for the fourth quarter of 2010 were $444.3 million, compared to $453.8 million for the same period of the prior year.
For the year ended December 31, 2010, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $121.0 million, or $1.67 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $87.5 million, or $1.20 per share, for the year ended December 31, 2009. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $146.2 million (or $2.00 per share) for the year ended December 31, 2010 and increasing GAAP net income by $215.9 million (or $2.96 per share) for the year ended December 31, 2009, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $267.3 million, or $3.67 per share, for the year ended December 31, 2010, compared to net income attributable to the stockholders of Teekay of $128.4 million, or $1.76 per share, for the year ended December 31, 2009. Net revenues(2) for the year ended December 31, 2010 were $1,823.8 million, compared to $1,878.0 million for the prior year.
On January 5, 2011, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended December 31, 2010. The cash dividend was paid on January 28, 2011, to all shareholders of record on January 14, 2011.
(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

“Improved results in our offshore business more than offset the effect of the further weakening in spot tanker rates which characterized most of the fourth quarter,” commented Bjorn Moller, Teekay Corporation’s President and Chief Executive Officer. “Following the completion of seasonal maintenance in our FPSO and shuttle tanker fleets late in the third quarter, we saw a strong performance in all of our fixed-rate businesses, producing increased cash flow from vessel operations”. Mr. Moller continued, “Despite strong tanker demand, excess global tanker supply has prevented the normal seasonal rally in spot rates this winter, and, based on the sizeable number of deliveries scheduled this year, we expect further volatility in the spot tanker market throughout 2011.”
“In the current tanker market, our diversified, predominantly fixed-rate business model has proved to be a significant advantage. Looking back at 2010, we are pleased with the performance of our fixed-rate businesses, with over $660 million of fixed-rate cash flow from vessel operations generated, an 18 percent increase over the previous year,” said Mr. Moller. “Teekay’s strong operating reputation and project expertise continue to be a source of value creation. This is exemplified by the significant momentum we are seeing in our offshore business where the award of the Tiro Sidon FPSO contract in Brazil and the successful restructuring of certain major North Sea contracts are expected to drive continued growth in our base of fixed-rate cash flows. In addition, we have continued to manage our costs and reduce our exposure to the volatile spot tanker market through redelivery of in-charters, out-chartering of spot traded vessels and the sale of spot assets.”
Mr. Moller added, “Teekay enters 2011 financially strong, with net debt of only $338 million and liquidity of $1.2 billion at the parent company level. Our balance sheet strength and our generation of stable cash flows allow us to pursue selective growth opportunities through investments in offshore and other business areas that generate attractive returns. This ability is further enhanced by the proceeds we receive from the sale of assets to our daughter companies. As a result of our financial strength, we also found room to return capital to shareholders. Since November 2010, we have repurchased $44 million of our shares under our existing $200 million authorization.”
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Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended December 31, 2010
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated

Net revenues	203,112	96,831	29,615	157,323		(42,603)	444,278

Vessel operating expense	77,344	20,545	11,383	56,378		—	165,650
Time-charter hire expense	20,981	—	—	79,531		(42,603)	57,909
Depreciation and amortization	50,230	22,658	11,222	27,937		—	112,047

Cash flow from vessel operations(1)(2)	94,401	68,345	16,262	(21,674	)(3)	—	157,334

Net debt(4)	1,550,657	1,484,056	441,578	337,888		—	3,814,179

	Three Months Ended December 31, 2009
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated

Net revenues	190,895	95,278	34,457	177,326		(44,137)	453,819

Vessel operating expense	68,926	24,770	13,090	62,424		—	169,210
Time-charter hire expense	28,141	—	—	97,074		(44,137)	81,078
Depreciation and amortization	48,769	22,294	11,722	32,535		—	115,320

Cash flow from vessel operations(1)(2)	73,230	59,730	14,528	(18,678	)(3)	—	128,810

Net debt(4)	1,573,867	1,419,252	294,796	877,705		—	4,165,620

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended December 31, 2010 and 2009, Teekay Parent received daughter company dividends and distributions totaling $45.9 million and $44.0 million, respectively. The dividends and distributions received by Teekay Parent also include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49 percent interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Through its 51 percent ownership interest in Teekay Offshore Operating L.P. (OPCO), Teekay Offshore operates a fleet of 34 shuttle tankers (including five chartered-in vessels and one newbuilding under construction), four floating storage and offtake (FSO) units and 11 conventional oil tankers. Teekay Offshore also has direct ownership interests in two shuttle tankers, two FSO units, and two floating, production, storage and offloading (FPSO) units, and has the right to participate in certain other FPSO and other vessel opportunities. As at December 31, 2010, Teekay Parent directly owned the remaining 49 percent interest in OPCO, as well as a 28.3 percent interest in Teekay Offshore (including the 2 percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $94.4 million in the fourth quarter of 2010, from $73.2 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Cidade de Rio das Ostras FPSO unit and the acquisition of the Amundsen Spirit on October 1, 2010 (as described below), the acquisition of the Falcon Spirit FSO from Teekay Parent in April 2010, and higher voyage revenue from the commencement of the amended Statoil master agreement effective September 2010, partially offset by higher vessel operating expenses due to certain unscheduled repairs and the extension of seasonal repair activities from the previous quarter.
On October 1, 2010, Teekay Offshore completed the acquisition of the Cidade de Rio das Ostras FPSO unit from Teekay, which is on a long-term charter with Petroleo Brasileiro SA (Petrobras), for a purchase price of $157.8 million (excluding working capital). In addition, OPCO acquired on October 1, 2010 and December 10, 2010, respectively, the newbuilding shuttle tankers, the Amundsen Spirit and the Nansen Spirit, from Teekay for $129.0 million per vessel (excluding working capital). OPCO has also agreed to acquire the newbuilding shuttle tanker, the Peary Spirit, from Teekay for approximately $133 million upon the commencement of its time-charter contract in July 2011.
In November 2010, Teekay Offshore issued NOK 600 million in senior unsecured bonds that mature in November 2013 in the Norwegian bond market. The aggregate principal amount of the bonds have been swapped to U.S. dollars, to an equivalent amount of approximately $98.5 million, and all interest payments have been swapped into a U.S. dollar floating-rate coupon of LIBOR plus 5.04 percent. The proceeds from the bond issuance were used to repay a portion of Teekay Offshore’s outstanding debt under its revolving credit facilities.
During December 2010, Teekay Offshore completed a follow-on equity offering of 6.44 million common units, which provided net proceeds to the Partnership of $175.2 million (including 840,000 units from the underwriters’ over-allotment option exercised in full and the general partner’s contribution). The net proceeds from the offering were applied towards repaying a portion of outstanding debt under the Partnership’s revolving credit facilities, which may be later redrawn for general partnership purposes, including funding acquisitions.
In January 2011, Teekay Offshore received an offer to acquire from Teekay the remaining 49 percent interest in OPCO for a combination of $175 million in cash and the remainder in the form of new Teekay Offshore limited partner and general partner units. The offer is currently being reviewed by the Board of Directors of Teekay Offshore’s general partner and its Conflicts Committee. If concluded, the acquisition will increase Teekay Offshore’s ownership of OPCO to 100 percent. Teekay Offshore does not expect to issue additional common units to the public to finance this transaction.
For the fourth quarter of 2010, Teekay Offshore’s quarterly distribution was $0.475 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $8.5 million for the fourth quarter of 2010, as detailed in Appendix D to this release.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its current fleet of 17 LNG carriers, two LPG carriers and 11 conventional tankers. In addition, Teekay LNG has agreed to take delivery of one newbuilding LPG carrier from a subsidiary of IM Skaugen (Skaugen) and two newbuilding LPG/Multigas carriers from Teekay Parent in 2011. Teekay Parent currently owns a 46.8 percent interest in Teekay LNG (including the two percent sole general partner interest).
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Cash flow from vessel operations from Teekay LNG during the fourth quarter of 2010, increased to $68.3 million from $59.7 million in the same period of the prior year. This increase was primarily due to the acquisition of two Suezmax tankers and one Handymax Product tanker from Teekay Parent, higher profit sharing revenue of $1.7 million from certain of Teekay LNG’s Suezmax vessels, and lower vessel operating expenses in the fourth quarter of 2010 due to the timing of certain maintenance expenditures.
In November 2010, Teekay LNG acquired a 50 percent interest in the 2005-built Excelsior, a specialized gas carrier which can both transport and regasify LNG onboard, and a 50 percent interest in the 2002-built Excalibur, a conventional LNG carrier, from Belgium-based shipping group Exmar NV for a total purchase price of approximately $72.5 million net of assumed debt. Both vessels are on long-term, fixed-rate charter contracts to Excelerate Energy L.P., a leading provider of LNG offshore solutions, for firm periods until 2022 and 2025, respectively.
In November 2010, Teekay LNG sold the 2000-built LPG carrier Dania Spirit to a third party for proceeds of $21.5 million, which resulted in a gain of approximately $4.3 million.
In February 2011, Teekay LNG received an offer from Teekay to acquire its one-third interest in four Angola LNG newbuildings, which will be chartered-out to a consortium which includes subsidiaries of Chevron, Sonangol, BP, Total and ENI for a period of 20 years upon their delivery in 2011 and 2012. The offer is currently being reviewed by the Board of Directors of Teekay LNG’s general partner and its Conflicts Committee.
For the fourth quarter of 2010, Teekay LNG’s quarterly distribution increased by five percent to $0.63 per unit. As a result, the cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $18.8 million for the fourth quarter of 2010, as detailed in Appendix D to this release.
Teekay Tankers Ltd.
Teekay Tankers currently owns a fleet of nine Aframax tankers and six Suezmax tankers. In addition, Teekay Tankers owns a 50 percent interest in a VLCC newbuilding and has invested $115 million in 3-year first priority mortgage loans secured by two VLCC newbuildings which yield an average of 10 percent per annum. Nine of the 15 vessels are currently employed on fixed-rate time charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on the existing fleet employment profile, Teekay Tankers has fixed-rate coverage of approximately 57 percent in 2011. Teekay Parent currently owns a 26.0 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
Cash flow from vessel operations from Teekay Tankers increased to $16.3 million in the fourth quarter of 2010, from $14.5 million in the same period of the prior year, primarily due to an increase in Teekay Tankers’ average fleet size and the interest income from its investment in the VLCC mortgage loans, partially offset by lower average realized tanker rates for its time-charter and spot fleets during the fourth quarter, compared to the same period of the prior year.
In October 2010, Teekay Tankers completed an equity offering of 8.6 million Class A common shares (including 395,000 Class A common shares issued upon the exercise of the underwriters’ over-allotment option), raising net proceeds of approximately $100 million.
In November 2010, Teekay Tankers acquired from Teekay Parent one Aframax tanker, the Esther Spirit, and one Suezmax tanker, the Iskmati Spirit, for a total price of $107.5 million.
In February 2011, Teekay Tankers completed an equity offering of 9.9 million Class A common shares (including 1.3 million shares issued upon the exercise of the underwriters’ over-allotment option in full), raising net proceeds of approximately $107 million. Proceeds were used to repay amounts drawn under Teekay Tankers’ revolving credit facility and may be redrawn to complete future vessel acquisitions.
On February 23, 2011, Teekay Tankers declared a fourth quarter 2010 dividend of $0.22 per share payable on March 15, 2011 to all shareholders of record on March 8, 2011. As a result, based on its ownership of Teekay Tankers Class A and Class B shares, the dividend amount payable to Teekay Parent will total $3.5 million for the fourth quarter of 2010.
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Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at February 1, 2011, this included 17 conventional tankers and three FPSO units. In addition, Teekay Parent owns one FPSO, two Aframax shuttle tanker newbuildings, and a 33 percent interest in four newbuilding LNG carriers, all of which are currently under construction or conversion. In addition, as at February 1, 2011, Teekay Parent had 29 chartered-in conventional tankers (including nine vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by OPCO.
For the fourth quarter of 2010, Teekay Parent’s negative cash flow from vessel operations was $21.7 million, compared to negative cash flow from vessel operations of $18.7 million in the same period of the prior year. The decrease in cash flow is primarily due to the sale of the Cidade de Rio das Ostras FPSO unit to Teekay Offshore in October 2010, two Suezmax tankers and one Handymax Product tanker to Teekay LNG in March 2010, two Suezmax tankers and one Aframax tanker to Teekay Tankers in April and May 2010, the sale of one Aframax tanker and one Suezmax tanker to Teekay Tankers in November 2010 and a decrease in average realized spot tanker rates for the fourth quarter of 2010 compared to the fourth quarter of 2009. These factors were partially offset by higher revenues relating to the Petrojarl Foinaven FPSO contract amendment in March 2010 and a $17.5 million decrease in time-charter hire expense in the fourth quarter of 2010 compared to the same period of the prior year.
During the fourth quarter of 2010, Teekay Parent sold the Cidade de Rio das Ostras FPSO unit to Teekay Offshore and the Amundsen Spirit and Nansen Spirit shuttle tanker newbuildings to OPCO for total proceeds of approximately $416 million. Teekay Offshore also agreed to acquire an additional newbuilding shuttle tanker, the Peary Spirit, for approximately $133 million upon the commencement of its time-charter contract in July 2011.
In October 2010, Teekay Parent announced that it had signed a long-term contract with Petrobras to provide a FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly converted FPSO unit, named the Petrojarl Cidade de Itajai, which is currently under conversion from an existing Aframax tanker. The converted FPSO is scheduled to deliver in the second quarter of 2012, when it will commence operations under a nine-year, fixed-rate time-charter contract to Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay Parent is obligated to offer to Teekay Offshore its interest in this FPSO unit at Teekay Parent’s fully built-up cost within 365 days after the commencement of its charter with Petrobras.
In November 2010, Teekay Parent sold one Aframax tanker, the Esther Spirit, and one Suezmax tanker, the Iskmati Spirit, to Teekay Tankers for a total price of $107.5 million.
On February 22, 2011, Teekay Parent agreed to invest $70 million in a 3-year first priority mortgage loan secured by a 2011-built Very Large Crude Carrier (VLCC) owned by an Asia-based shipping company. The loan will earn an interest rate of 9 percent per annum.
Tanker Market
Average crude tanker freight rates during the fourth quarter of 2010 remained weak, despite relatively strong tanker demand. This was primarily the result of an oversupply of vessels, caused by a net fleet growth during 2010 and compounded by the return of vessels previously used for temporary floating storage. This imbalance between tanker supply and demand prevented the typical winter rally in rates from occurring, although a short-lived strengthening of rates was experienced towards the end of the quarter when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. In the first quarter of 2011 to date, tanker rates have remained at relatively weak levels. Rising bunker fuel prices during the fourth quarter of 2010 and continuing into 2011 have adversely impacted spot tanker earnings.
During 2010, the world tanker fleet grew by 19.7 million deadweight tones (mdwt), or approximately 4.6 percent, compared to 28.8 mdwt, or 7.1 percent, in 2009. A total of 41.2 mdwt of new vessel capacity was delivered into the fleet, offset by tanker removals which increased to 21.4 mdwt in 2010, the highest annual figure since 2003, primarily due to the regulatory phase-out of single hull tankers and the conversion of tankers for use in dry bulk or offshore projects. The tanker delivery schedule for 2011 is similar to 2010. However, with the phase-out of single hull tankers now largely complete, the scope for scrapping in 2011 is expected to focus on first generation double hull tankers, which face increasing age discrimination from customers.
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Global oil demand in 2010 grew by 2.8 million barrels per day (mb/d), or 3.3 percent, the highest figure since 2004. As a result, 2010 tanker demand is estimated to have grown by approximately 7 percent. In January 2011, the International Monetary Fund (IMF) raised its forecast for 2011 global economic growth to 4.4 percent, up from 4.2 percent previously, based on strength in developing and emerging economies. As a result, the International Energy Agency (IEA) has raised its global oil demand forecast for 2011 to 89.3 mb/d, an increase of 1.5 mb/d, or 1.7 percent, from 2010.
Teekay Parent Conventional Tanker Fleet Performance
The table below highlights the operating performance of Teekay Parent’s owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day or time-charter equivalent (TCE) rates. Revenue days represent the total number of vessel calendar days less off-hire days associated with major repairs, drydockings, or mandated surveys.

	Three Months Ended
	December 31,	September 30,	December 31,
	2010	2010	2009
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$15,564	$18,676	$21,109
Spot revenue days (2)(3)	398	461	903
Average time-charter rate (4)(5)	$24,620	$29,145	$30,947
Time-charter revenue days (3)(4)	736	736	735

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$12,659	$13,770	$13,963
Spot revenue days (2)(3)	1,324	1,223	1,962
Average time-charter rate (5)	$22,944	$22,858	$26,282
Time-charter revenue days (3)	889	1,084	1,085

LR2
Taurus LR2 Pool average spot TCE rate (1)	$13,867	$15,451	$15,448
Spot revenue days (2)(3)	394	368	368

MR
MR product tanker average spot TCE rate (1)	—	—	$9,746
Spot revenue days (2)(3)	—	—	108
Average product tanker time-charter rate (5)	$25,632	$28,269	$26,287
Time-charter revenue days (3)	237	315	465

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools

(2)	Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude pool vessels commercially managed on behalf of third parties.

(3)
Average time-charter days are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter prior to February 11, 2011 at a TCE rate of $47,000 per day.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes vessels greater than 15 years-old.

(7)
Including items outside of the pool (vessels greater than 15 years-old and realized results of bunker hedging, STCs and FFAs), the average Teekay Aframax spot TCE rate was $11,460 per day, $11,778 per day and $14,510 per day for the three months ended December 31, 2010, September 30, 2010 and December 31, 2009, respectively.

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Fleet List
As at February 1, 2011, Teekay’s consolidated fleet consisted of 150 vessels, including chartered-in vessels and newbuildings under construction/conversion, but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels(1)
	Owned	Chartered-in	Newbuildings /
	Vessels	Vessels	Conversions	Total
Teekay Parent Fleet(2)
Spot-rate:
Aframax Tankers(3)	—	9	—	9
Suezmax Tankers	5	3	—	8
LR2 Product Tankers	3	1	—	4

Total Teekay Parent Spot Fleet	8	13	—	21

Fixed-rate:
Aframax Tankers(3)	3	5	—	8
Suezmax Tankers	3	1	—	4
VLCC Tankers	—	1	—	1
MR Product Tankers	3	—	—	3
LNG Carriers(4)	—	—	4	4
Shuttle Tankers(5)	—	—	1	1
FPSO Units	3	—	1	4

Total Teekay Parent Fixed-rate Fleet	12	7	6	25

Total Teekay Parent Fleet	20	20	6	46

Teekay Offshore Fleet	49	5	1	55

Teekay LNG Fleet	30	—	3	33

Teekay Tankers Fleet	15	—	1	16

Total Teekay Consolidated Fleet	114	25	11	150

(1)	Excludes vessels managed on behalf of third parties.

(2)	Excludes the fleet of OPCO, which is owned 51 percent by Teekay Offshore and 49 percent by Teekay Parent. All of OPCO’s 49 vessels are included within the Teekay Offshore fleet.

(3)	Excludes nine vessels chartered-in from Teekay Offshore Partners.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG.

(5)	Excludes two shuttle tankers chartered-in from OPCO.
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Liquidity and Capital Expenditures
As at December 31, 2010, Teekay had consolidated liquidity of $2.4 billion, consisting of $779.7 million cash and approximately $1.6 billion of undrawn revolving credit facilities, of which $1.2 billion, consisting of $519.7 million cash and $701.8 million of undrawn revolving credit facilities, is attributable to Teekay Parent. Including pre-arranged newbuilding financing, Teekay’s total consolidated liquidity was approximately $2.9 billion.
The Company’s remaining capital commitments relating to its portion of newbuildings and conversions were as follows as at December 31, 2010:

(in millions)	2011	2012	2013	2014	Total

Teekay Offshore	$92	—	—	—	$92
Teekay LNG	$34	—	—	—	$34
Teekay Tankers	—	$20	$20	—	$40
Teekay Parent	$493	$108	—	—	$601

Total Teekay Corporation Consolidated	$619	$128	$20	—	$767

As indicated above, the Company had total capital expenditure commitments pertaining to newbuildings and conversions of approximately $767 million remaining as at December 31, 2010, with pre-arranged financing for approximately $452 million of this amount. The Company expects to obtain debt financing for the Petrojarl Cidade de Itajai FPSO and the VLCC newbuilding through Teekay Tankers’ joint venture with Wah Kwong.
Share Repurchase Program
In October 2010, the Company announced its intention to commence repurchasing shares under the Company’s $200 million share repurchase authorization. As of February 23, 2011, the Company had repurchased 1.36 million shares under the Company’s existing authorization representing a total cost of $44 million. Shares will be repurchased in the open market at times and prices considered appropriate by the Company. The timing of any purchase and the exact number of shares to be purchased will be dependant on market conditions.
Conference Call
The Company plans to host a conference call on February 24, 2011 at 11:00 a.m. (ET) to discuss its results for the fourth quarter and fiscal 2011. An accompanying investor presentation will be available on Teekay’s Web site at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 322-2356 or (416) 640-5926, if outside North America, and quoting conference ID code 4073995.

•	By accessing the webcast, which will be available on Teekay’s Web site at www.teekay.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Friday, March 4, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4073995.
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About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of approximately 150 vessels, offices in 16 countries and approximately 6,400 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
Web site: www.teekay.com
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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES(1)	497,276	462,117	522,657	2,068,878	2,172,049

OPERATING EXPENSES
Voyage expenses	52,998	53,719	68,838	245,097	294,091
Vessel operating expenses(1)(2)(3)	165,650	159,570	169,210	630,547	615,764
Time-charter hire expense	57,909	62,188	81,078	259,117	429,321
Depreciation and amortization	112,047	109,194	115,320	440,705	437,176
General and administrative(1)(2)(3)	48,486	46,910	52,018	193,743	198,836
Asset impairments/net loss on vessel sales	24,195	24,173	21,839	49,150	12,629
Restructuring charges	5,178	3,240	2,427	16,396	14,444

	466,463	458,994	510,730	1,834,755	2,002,261

Income from vessel operations	30,813	3,123	11,927	234,123	169,788

OTHER ITEMS
Interest expense(1)	(35,177)	(34,852)	(29,943)	(136,107)	(141,448)
Interest income	3,050	3,466	4,105	12,999	19,999
Realized and unrealized gain (loss) on derivative instruments(1)	140,715	(133,241)	56,980	(299,598)	140,046
Income tax recovery (expense)	2,458	(8,571)	(10,715)	6,340	(22,889)
Equity income (loss) from joint ventures(1)	29,246	(16,010)	22,385	(11,257)	52,242
Foreign exchange gain (loss)	4,186	(28,717)	18,978	31,983	(20,922)
Other income (loss) — net	2,323	2,042	3,542	(5,118)	12,961

Net income (loss)	177,614	(212,760)	77,259	(166,635)	209,777
Less: Net (income) loss attributable to non-controlling interests	(91,707)	26,717	(47,463)	(100,652)	(81,365)

Net income (loss) attributable to stockholders of Teekay Corporation	85,907	(186,043)	29,796	(267,287)	128,412

Earnings (loss) per common share of Teekay
- Basic	$1.18	($2.55)	$0.41	($3.67)	$1.77
- Diluted	$1.16	($2.55)	$0.40	($3.67)	$1.76

Weighted-average number of
common shares outstanding
- Basic	72,717,002	72,982,870	72,590,677	72,862,617	72,549,361
- Diluted	74,076,588	72,982,870	73,599,706	72,862,617	73,058,831

(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Realized (losses) gains relating to:
Interest rate swaps	(37,681)	(37,197)	(36,199)	(154,098)	(127,936)
Foreign currency forward contracts
Vessel operating expenses	(654)	(818)	(136)	(2,866)	(6,826)
General and administrative expenses	543	—	78	592	(2,158)
Bunkers, FFAs and other	(6,558)	3,000	(5,953)	(7,914)	(1,293)

	(44,350)	(35,015)	(42,210)	(164,286)	(138,213)

Unrealized gains (losses) relating to:
Interest rate swaps	179,103	(116,045)	94,377	(146,780)	258,710
Foreign currency forward contracts	523	17,837	(430)	6,307	14,797
Bunkers, FFAs and other	5,439	(18)	5,243	5,161	4,752

	185,065	(98,226)	99,190	(135,312)	278,259

Total realized and unrealized gains (losses) on non-designated derivative instruments	140,715	(133,241)	56,980	(299,598)	140,046

In addition, equity income (loss) from joint ventures includes net unrealized gains (losses) from non-designated interest rate swaps held within the joint ventures of $23.4 million, $(24.6) million and $(10.2) million for the three months ended December 31, 2010, September 30, 2010, and December 31, 2009, respectively, and $(24.7) million and $32.4 million for the year ended December 31, 2010 and December 31, 2009, respectively.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Vessel operating expenses	(52)	94	(520)	(3,473)	9,155
General and administrative	(162)	496	(544)	(1,402)	5,760

(3)
Effective January 1, 2010, crew training costs of $4.8 million, $3.0 million and $4.4 million for the three months ended December 31, 2010, September 30, 2010, and December 31, 2009, respectively, and $14.0 million and $13.6 million for the year ended December 31, 2010 and December 31, 2009, respectively, previously recorded in general and administrative expenses, are now recorded in vessel operating expenses. The comparative periods presented have been reclassified to conform to the current period presentation.

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	779,748	692,454	422,510
Other current assets	341,776	295,663	333,926
Restricted cash — current	86,559	37,639	36,068
Restricted cash — long-term	489,712	646,580	579,243
Vessels held for sale	—	—	10,250
Vessels and equipment	6,573,388	6,557,992	6,697,385
Advances on newbuilding contracts /conversions	197,988	167,386	138,212
Derivative assets	83,198	135,469	48,115
Investment in joint ventures	207,633	125,674	139,790
Investment in direct financing leases	487,516	495,646	512,412
Investment in term loans	116,014	115,775	—
Other assets	188,482	167,845	182,460
Intangible assets	155,893	181,007	213,870
Goodwill	203,191	203,191	203,191

Total Assets	9,911,098	9,822,321	9,517,432

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	422,109	360,780	365,364
Other current liabilities	59	44	1,294
Current portion of long-term debt	543,890	348,148	272,225
Long-term debt	4,626,308	4,885,229	4,931,216
Derivative liabilities	531,235	773,327	359,479
In process revenue contracts	196,106	207,965	244,360
Other long-term liabilities	217,658	250,370	247,824
Redeemable non-controlling interest	41,725	43,330	—
Equity:
Non-controlling interests	1,353,561	1,052,626	855,580
Stockholders of Teekay	1,978,447	1,900,502	2,240,090

Total Liabilities and Equity	9,911,098	9,822,321	9,517,432

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TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31
	2010	2009
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	411,750	368,251

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,756,453	1,182,941
Scheduled repayments of long-term debt	(250,218)	(217,703)
Prepayments of long-term debt	(1,536,587)	(1,583,852)
Decrease in restricted cash	30,291	38,953
Repurchase of common stock	(40,111)	—
Net proceeds from public offerings of Teekay LNG	85,225	158,996
Net proceeds from public offerings of Teekay Offshore	392,944	102,009
Net proceeds from public offerings of Teekay Tankers	202,698	65,556
Cash dividends paid	(92,695)	(91,747)
Distribution from subsidiaries to non-controlling interests	(159,808)	(109,942)
Other	5,735	2,007

Net financing cash flow	393,927	(452,782)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(343,091)	(495,214)
Proceeds from sale of vessels and equipment	70,958	219,834
Investment in term loans	(115,575)	—
Loans to joint ventures	(5,447)	(1,369)
Other	(55,284)	(30,375)

Net investing cash flow	(448,439)	(307,124)

Increase (decrease) in cash and cash equivalents	357,238	(391,655)
Cash and cash equivalents, beginning of the year	422,510	814,165

Cash and cash equivalents, end of the year	779,748	422,510

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2010		December 31, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)

Net income (loss) — GAAP basis	177,614		(166,635)
Adjust for: Net income attributable to non-controlling interests	(91,707)		(100,652)

Net income (loss) attributable to stockholders of Teekay	85,907	1.16	(267,287)	(3.67)
Add (subtract) specific items affecting net income (loss):
Unrealized (gains) losses from derivative instruments (2)	(208,271)	(2.82)	164,854	2.26
Foreign currency exchange gains (3)	(4,186)	(0.06)	(31,983)	(0.44)
Deferred income tax expense on unrealized foreign exchange gains	1,178	0.02	146	—
Restructuring charges (4)	5,178	0.07	16,396	0.23
Asset impairments/net loss on vessel sales	24,195	0.33	49,150	0.67
Adjustments to pension accruals(5)	(3,723)	(0.05)	(3,723)	(0.05)
Retroactive component of revenue recognized from contract amendment(6)	—	—	(59,200)	(0.81)
Loss on bond repurchases (8.875 percent notes due 2011)	—	—	12,645	0.17
Adjustments to carrying value of certain capitalized drydocking expenditures	—	—	7,092	0.10
Non-recurring adjustments to tax accruals	(2,500)	(0.03)	2,415	0.02
Other — net (7)	1,812	0.02	2,551	0.04
Non-controlling interests’ share of items above	62,607	0.85	(14,104)	(0.19)

Total adjustments	(123,710)	(1.67)	146,239	2.00

Adjusted net loss attributable to stockholders of Teekay	(37,803)	(0.51)	(121,048)	(1.67)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Changes to Norwegian pension legislation resulting in a one-time pension expense reversal.

(6)	Reflects the retroactive component of revenue recognized in the nine months ended September 30, 2010 relating to the signing of the Foinaven FPSO contract amendment on March 30, 2010.

(7)
Relates to write-off of capitalized loan costs upon prepayments of long-term debt, realized loss on embedded derivative settlement, gain on sale of marketable securities and gain on wind-up of a joint venture.

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TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Year Ended
	December 31, 2009		December 31, 2009
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income — GAAP basis	77,259		209,777
Adjust for: Net income attributable to non-controlling interests	(47,463)		(81,365)

Net income attributable to stockholders of Teekay	29,796	0.40	128,412	1.76
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	(109,908)	(1.49)	(328,029)	(4.49)
Foreign currency exchange (gains) losses (3)	(18,978)	(0.26)	20,922	0.29
Asset impairments/net loss on vessel sales(4)	28,008	0.38	18,798	0.26
Non-recurring adjustments to tax accruals and deferred income tax expense on unrealized foreign exchange gains	19,625	0.27	46,037	0.62
Non-recurring adjustments to recognition of unearned revenue related to direct financing leases	(15,442)	(0.20)	(15,442)	(0.20)
Restructuring charges(5)	2,427	0.03	14,444	0.20
Other(6)	7,411	0.10	14,230	0.18
Non-controlling interests’ share of items above	23,804	0.32	13,144	0.18

Total adjustments	(63,053)	(0.85)	(215,896)	(2.96)

Adjusted net loss attributable to stockholders of Teekay	(33,257)	(0.45)	(87,484)	(1.20)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)
Primarily relates to loss (gain) on sale of vessels and equipment, write-downs of vessels and equipment, write-downs of intangible assets, impairment on investment in joint venture and adjustment to the carrying value of two shuttle tankers.

(5)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions and the reflagging of certain of the Company’s shuttle tankers.

(6)	Primarily relates to realized loss on early termination of interest rate swap agreement, realized loss on embedded derivative settlement and loss on bond repurchase (8.875 percent notes due 2011).
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT DECEMBER 31, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	166,483	81,055	12,450	519,760	—	779,748
Other current assets	96,021	25,273	13,230	207,252	—	341,776
Restricted cash (current & non-current)	—	572,138	—	4,133	—	576,271
Vessels and equipment	2,247,323	1,940,041	757,437	1,628,587	—	6,573,388
Advances on newbuilding contracts/conversions	52,184	79,535	—	66,269	—	197,988
Derivative assets	11,382	62,283	—	9,533	—	83,198
Investment in joint ventures	—	172,898	24	34,711	—	207,633
Investment in direct financing leases	71,570	415,695	—	251	—	487,516
Investment in term loans	—	—	116,014	—	—	116,014
Other assets	22,652	33,167	14,566	118,097	—	188,482
Advances to affiliates	19,135	6,133	9,486	(34,754)	—	—
Equity investment in subsidiaries	—	—	—	731,774	(731,774)	—
Intangibles and goodwill	155,876	159,177	13,310	30,721	—	359,084

TOTAL ASSETS	2,842,626	3,547,395	936,517	3,316,334	(731,774)	9,911,098

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	101,287	56,971	12,101	251,750	—	422,109
Other current liabilities	—	—	—	59	—	59
Advances from affiliates	67,390	133,410	5,841	(206,641)	—	—
Current portion of long-term debt	152,096	343,790	1,800	46,204	—	543,890
Long-term debt	1,565,044	1,793,459	452,228	815,577	—	4,626,308
Derivative liabilities	165,284	199,965	18,848	147,138	—	531,235
In-process revenue contracts	—	—	392	195,714	—	196,106
Other long-term liabilities	21,351	106,477	2,619	87,211	—	217,658
Redeemable non-controlling interest	41,725	—	—	—	—	41,725
Equity:
Non-controlling interests (1)	44,863	9,149	—	875	1,298,674	1,353,561
Equity attributable to stockholders/ unitholders of publicly-listed entities	683,586	904,174	442,688	1,978,447	(2,030,448)	1,978,447

TOTAL LIABILITIES AND EQUITY	2,842,626	3,547,395	936,517	3,316,334	(731,774)	9,911,098

NET DEBT (2)	1,550,657	1,484,056	441,578	337,888	—	3,814,179

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Revenues	229,263	97,516	30,160	188,342		(48,005)	497,276

Voyage expenses	26,151	685	545	31,019		(5,402)	52,998
Vessel operating expenses	77,344	20,545	11,383	56,378		—	165,650
Time-charter hire expense	20,981	—	—	79,531		(42,603)	57,909
Depreciation and amortization	50,230	22,658	11,222	27,937		—	112,047
General and administrative	13,394	7,566	1,867	25,659		—	48,486
Asset impairments/net loss (gain) on vessel sales	9,441	(4,340)	—	19,094		—	24,195
Restructuring charges	—	—	—	5,178		—	5,178

Total operating expenses	197,541	47,114	25,017	244,796		(48,005)	466,463

Income (loss) from vessel operations	31,722	50,402	5,143	(56,454)		—	30,813

Net interest expense	(8,353)	(10,412)	(1,622)	(11,740)		—	(32,127)
Realized and unrealized gain on derivative instruments	63,863	27,064	4,404	45,384		—	140,715
Income tax recovery (expense)	1,133	(1,524)	185	2,664		—	2,458
Equity income from joint ventures	—	10,526	—	18,720		—	29,246
Equity income of subsidiaries(1)	—	—	—	89,139		(89,139)	—
Foreign exchange (loss) gain	(348)	7,528	(25)	(2,969)		—	4,186
Other — net	1,296	89	(312)	1,250		—	2,323

Net income	89,313	83,673	7,773	85,994		(89,139)	177,614
Less: Net (income) loss attributable to non-controlling interests(2)	(4,376)	7,109	—	(87)		(94,353)	(91,707)

Net income attributable to stockholders/unitholders of publicly-listed entities	84,937	90,782	7,773	85,907		(183,492)	85,907

CASH FLOW FROM VESSEL OPERATIONS(3)	94,401	68,345	16,262	(21,674	)(4)	—	157,334

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended December 31, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $45.9 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Revenues	900,546	374,008	139,479	839,473	(184,628)	2,068,878

Voyage expenses	125,101	2,042	2,544	134,411	(19,001)	245,097
Vessel operating expenses	268,876	84,577	44,453	232,641	—	630,547
Time-charter hire expense	89,795	—	—	334,949	(165,627)	259,117
Depreciation and amortization	190,341	89,347	45,455	115,562	—	440,705
General and administrative	63,214	23,247	9,789	97,493	—	193,743
Asset impairments/net loss (gain) on vessel sales	9,441	(4,340)	1,864	42,185	—	49,150
Restructuring charges	119	175	—	16,102	—	16,396

Total operating expenses	746,887	195,048	104,105	973,343	(184,628)	1,834,755

Income (loss) from vessel operations	153,659	178,960	35,374	(133,870)	—	234,123

Net interest expense	(36,569)	(41,829)	(7,416)	(37,294)	—	(123,108)
Realized and unrealized loss on derivative instruments	(55,666)	(78,720)	(10,536)	(154,676)	—	(299,598)
Income tax recovery (expense)	9,718	(1,670)	—	(1,708)	—	6,340
Equity income (loss) from joint ventures	—	8,043	—	(19,300)	—	(11,257)
Equity in earnings of subsidiaries (1)	—	—	—	87,782	(87,782)	—
Foreign exchange gain (loss)	911	27,545	(34)	3,561	—	31,983
Other — net	6,810	615	(1,079)	(11,464)	—	(5,118)

Net income (loss)	78,863	92,944	16,309	(266,969)	(87,782)	(166,635)
Less: Net (income) loss attributable to non-controlling interests (2)	(5,474)	2,896	—	(318)	(97,756)	(100,652)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	73,389	95,840	16,309	(267,287)	(185,538)	(267,287)

CASH FLOW FROM VESSEL
OPERATIONS (3)	350,458	263,212	70,557	6,168 (4)	—	690,395

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the year ended December 31, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $191.0 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other(1)	Total

Revenues	61,091	38,475	81,072	7,704	188,342

Voyage expenses	29,669	367	—	983	31,019
Vessel operating expenses	8,750	7,808	39,061	759	56,378
Time-charter hire expense	42,244	18,635	8,041	10,611	79,531
Depreciation and amortization	5,657	6,696	14,910	674	27,937
General and administrative	8,172	5,076	11,591	820	25,659
Asset impairments/net loss on vessel sales	10,358	8,736	—	—	19,094
Restructuring charges	1,396	3,782	—	—	5,178

Total operating expenses	106,246	51,100	73,603	13,847	244,796

(Loss) income from vessel operations	(45,155)	(12,625)	7,469	(6,143)	(56,454)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(45,155)	(12,625)	7,469	(6,143)	(56,454)
Depreciation and amortization	5,657	6,696	14,910	674	27,937
Asset impairments/net loss on vessel sales	10,358	8,736	—	—	19,094
Amortization of in process revenue contracts and other	—	—	(11,790)	(1,752)	(13,542)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	—	99	(226)	—	(127)
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	1,384	(69)	—	1,315
Dropdown Predecessor cash flow (2)	79	24	—	—	103

CASH FLOW FROM VESSEL OPERATIONS	(29,061)	4,314	10,294	(7,221)	(21,674)

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore.

(2)
Represents the cash flow from vessel operations for the three months ended December 31, 2010 relating to assets acquired from Teekay Parent prior to their acquisition by Teekay Tankers, as these cash flows are excluded from the cash flow from vessel operations of Teekay Tankers.

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TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE YEAR ENDED ENDED DECEMBER 31, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other(1)	Total

Revenues	312,226	176,412	324,824	26,011	839,473

Voyage expenses	132,530	898	—	983	134,411
Vessel operating expenses	46,101	39,516	143,745	3,279	232,641
Time-charter hire expense	177,260	84,177	31,583	41,929	334,949
Depreciation and amortization	31,438	21,843	59,480	2,801	115,562
General and administrative	34,609	22,372	31,932	8,580	97,493
Asset impairments/net loss on vessel sales	22,617	9,577	—	9,991	42,185
Restructuring charges	11,756	4,346	—	—	16,102

Total operating expenses	456,311	182,729	266,740	67,563	973,343

(Loss) income from vessel operations	(144,085)	(6,317)	58,084	(41,552)	(133,870)

Reconciliation of (loss) income from vessel operations to cash flow from vessel operations

(Loss) income from vessel operations	(144,085)	(6,317)	58,084	(41,552)	(133,870)
Depreciation and amortization	31,438	21,843	59,480	2,801	115,562
Asset impairments/net loss on vessel sales	22,617	9,577	—	9,991	42,185
Amortization of in process revenue contracts and other	4,698	(562)	(47,623)	(1,752)	(45,239)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	496	(142)	286	—	640
Realized losses from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	(814)	(745)	—	(1,559)
Dropdown Predecessor cash flow (2)	2,131	7,875	16,992	1,451	28,449

CASH FLOW FROM VESSEL OPERATIONS	(82,706)	31,460	86,474	(29,061)	6,168

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and one FSO unit owned by Teekay Parent.

(2)
Represents the cash flow from vessel operations for the year ended December 31, 2010 relating to assets acquired from Teekay Parent prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, as these cash flows are excluded from the cash flow from vessel operations of Teekay Offshore, Teekay LNG and Teekay Tankers.

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TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended December 31, 2010, September 30, 2010, June 30, 2010, March 31, 2010, and December 31, 2009. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2010 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended September 30, 2010, June 30, 2010, March 31, 2010, and December 31, 2009, please see the Company’s Web site at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2010	2009
Teekay Parent cash flow from vessel operations	(21,674)	(29,394)	21,521	35,715	(18,678)

Daughter company distributions to Teekay Parent(1)
Common shares/units(2)
Teekay LNG Partners	15,881	15,125	15,125	15,125	14,369
Teekay Offshore Partners	7,030	7,030	7,030	7,030	6,660
Teekay Offshore Operating L.P. (OPCO)(3)	15,000	15,000	16,000	20,619	16,972
Teekay Tankers (4)	3,545	4,995	5,478	5,962	3,510

Total	41,456	42,150	43,633	48,736	41,511
General partner interest
Teekay LNG Partners	2,949	2,352	2,352	2,277	1,754
Teekay Offshore Partners	1,485	1,312	1,150	1,150	700

Total	4,434	3,664	3,502	3,427	2,454
Total Teekay Parent cash flow before interest and drydock expenditures	24,216	16,420	68,656	87,878	25,287
Less:
Net interest expense (5)	(25,855)	(27,224)	(30,602)	(23,413)	(17,207)
Drydock expenditures	(7,474)	(4,174)	(1,949)	(339)	(2,796)

TOTAL TEEKAY PARENT FREE CASH FLOW	(9,113)	(14,978)	36,105	64,126	5,284

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
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(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,	December 31,
	2010	2010	2010	2010	2009
Teekay LNG Partners
Distribution per common unit	$0.63	$0.60	$0.60	$0.60	$0.57
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,881,213	$15,124,964	$15,124,964	$15,124,964	$14,368,716
Teekay Offshore Partners
Distribution per common unit	$0.475	$0.475	$0.475	$0.475	$0.45
Common units owned by Teekay Parent	14,800,000	14,800,000	14,800,000	14,800,000	14,800,000

Total distribution	$7,030,000	$7,030,000	$7,030,000	$7,030,000	$6,660,000
Teekay Tankers
Dividend per share	$0.22	$0.31	$0.34	$0.37	$0.26
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	16,112,244	16,112,244	13,500,000

Total dividend	$3,544,694	$4,994,796	$5,478,163	$5,961,530	$3,510,000

(3)	Based on 49% interest owned directly by Teekay Parent.

(4)	Includes Class A and Class B shareholdings.

(5)	Net interest expense includes realized gains and losses on interest rate swaps.
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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market and the impact of seasonal factors on spot tanker charter rates; the Company’s financial strength and flexibility, including as a result of deleveraging and cash flows from general partnership interests, daughter company ownership, direct-owned/in-chartered assets, and asset sales to its publicly listed subsidiaries; the impact of recent contract improvements and new contracts in the Company’s offshore business on its future cash flows and profitability; expected total cost of vessels under construction or conversion; scheduled vessel delivery and conversion dates and commencement of time-charter contracts for these vessels; the expected completion of the Company’s VLCC mortgage loan investment; the expected timing and certainty of completion of the pending sale of the Company’s remaining 49 percent interest in OPCO to Teekay Offshore and the pending sale of the Company’s one-third interest in the four Angola LNG carrier newbuildings to Teekay LNG; the Company’s future capital expenditure commitments and the financing requirements for such commitments; expected returns from investing in growth projects; the expected improvement in shareholder value as a result of reallocating available capital towards a combination of growth projects and return of capital to shareholders; and the intention of Company management to continue repurchasing shares under the Company’s existing $200 million repurchase authorization. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; failure of the Company to complete its investment in the VLCC mortgage loan; failure of the Teekay Offshore board of directors and its Conflicts Committee to accept the offer to purchase the Company’s remaining 49 percent interest in OPCO; failure of the Teekay LNG board of directors and its Conflicts Committee to accept the offer to purchase the Company’s one-third interest in the four Angola LNG carrier newbuildings; changes affecting the offshore tanker market; shipyard production delays and cost overruns; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: February 28, 2011	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)